October 23, 2024
Division of Corporation Finance
Office of Energy & Transportation
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3561
Re:    Crescent Energy Co
Form 10-K for the Fiscal Year ended December 31, 2023
Filed March 4, 2024
File No. 001-41132
Ladies and Gentlemen:
Set forth below are the responses of Crescent Energy Company (the “Company,” “Crescent,” “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated October 9, 2024, with respect to our Form 10-K for the Fiscal Year ended December 31, 2023, File No. 001-41132, filed with the Commission on March 4, 2024 (the “2023 Annual Report”).
For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the 2023 Annual Report unless otherwise specified. Terms used herein but not otherwise defined have the meanings given to them in our 2023 Annual Report.
Form 10-K for the Fiscal year ended December 31, 2023
Management’s Discussion and Analysis, page 78
1.    We note your response to prior comment four, regarding your accounting for management fees associated with the consolidated entity, representing that “the entirety of the Management Fee,” calculated pursuant to the agreement at Exhibit 10.3, has been recorded as general and administrative expenses in your financial statements, although you have not explained your rationale for excluding from general and administrative expense management fees associated with the redeemable non-controlling interests, other than to suggest that structuring the payment as a distribution obviates the need to recognize an incremental expense.

U.S. Securities and Exchange Commission
October 23, 2024

Please further clarify how your response reconciles with the disclosures on page 77, stating “...only the portion of the Manager Compensation borne by us impacts our consolidated statements of operations,” and “...we include the full Manager Compensation in the calculation of Adjusted EBITDAX and Levered Free Cash Flow,” as such disclosures clearly reference fees that are incremental to those that you have recognized as general and administrative expense. For example, please differentiate between the entirety of the fees attributable to your interests, and the additional fees associated with the non-controlling interests.
Tell us how the management fees associated with the redeemable interests are being calculated and paid (i.e. identify the party that calculates and remits this payment to KKR), notwithstanding your accounting for the cash outflow as a distribution, and provide us with the associated management agreement along with your response. Please explain to us how you have considered the guidance in SAB Topic 5:T in determining that your consolidated financial statements would not need to reflect all expenses related to operating the consolidated entity, if this is your view.
RESPONSE:    We advise the Staff that there are no management fees associated with the redeemable noncontrolling interests nor are there any management agreements associated with such interests. Accordingly, no such fees have been excluded from our general and administrative expense as reported in the 2023 Annual Report. In this regard, we note that the term “Manager Compensation” as used in the 2023 Annual Report refers not to an aggregate direct fee payment to be paid to the Manager—a portion by the Company and a portion by the holders of the redeemable noncontrolling interests (the “RNCI Owners”)—but rather to an arm’s length, contractually negotiated formulaic input used solely for determining the amount of a management fee payable by the Company (“Management Fee”). Further, we note in this regard that the transactions in which the Management Agreement was put into place, and later amended, were each approved by an independent body of prospective Crescent shareholders—i.e., the former shareholders of Contango Oil & Gas Company during their December 2021 vote on the business combination transaction in which Crescent was formed and the former shareholders of SilverBow Resources, Inc. (“Silverbow”) during their July 2024 vote on Crescent’s acquisition of SilverBow.
The manner that the Management Fee is computed is consistent with the determination by our Manager, as well as other asset managers generally, with respect to compensation based on fixed and variable components of a percent of assets under management (which in our case, is computed based on the Company’s ownership percentage in OpCo). The exact amount of the Management Fee for any particular period is subject to change over time as the scale of the business under management increases, such as through the issuance of additional shares of Class A common stock to finance the acquisition of SilverBow. Therefore, the determination of such Management Fee as calculated by the Manager represents the full and fair compensation for the services rendered. Based on the above, there is not any amount of the Management Fee that is being paid for by any of the RNCI Owners or the holders of our Class B common Stock in such

U.S. Securities and Exchange Commission
October 23, 2024

capacities and, accordingly, we do not believe that SAB Topic 5:T applies to our management arrangement.
As described in our response to prior comment four, we note that we must first receive a cash distribution from OpCo to pay the Management Fee. Pursuant to Section 5.1 of OpCo’s Limited Liability Company Agreement, any such cash distribution necessitates a concurrent pro rata cash distribution to the RNCI Owners. Such cash distributions to the RNCI Owners from OpCo are accounted for as distributions to redeemable noncontrolling interests in our consolidated financial statements because such payments are not in exchange for any goods or services, but rather are based solely on Participation Rights (as defined at ASC 505-10-20 Glossary) of the OpCo Units held by the RNCI Owners. We note that, all such cash distributions to the RNCI Owners, regardless of the underlying event that required such cash distribution, is available for the use by such RNCI Owners at their discretion.
Accordingly, to address the Staff’s comments, we propose to further clarify this arrangement in future filings to avoid any misunderstanding as to the nature of the Manager Compensation, the Management Fee and their respective calculations. In this regard, we undertake to revise certain defined terms used in the 2023 Annual Report to more appropriately identify the applicable Manager Compensation and the formulaic inputs from which it is derived, including specifically through the changes below:

As defined/described in the 2023 Annual Report	Proposed Revised Term
Manager Compensation	Base Input
Fee actually paid to the Manager pursuant to the Management Agreement	Manager Compensation

In addition, we undertake to revise language corresponding to that included in our 2023 Annual Report on pages 16 and 77 as set forth in the illustration below and to make corresponding edits elsewhere in our disclosure, as applicable.
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As consideration for the services rendered pursuant to the Management Agreement and the Manager’s overhead, including compensation of the executive management team, the Manager is entitled to receive:
(i)compensation from us currently equal to $28.3 million per annum (the “Manager Compensation”) (calculated based on our pro rata relative ownership of

U.S. Securities and Exchange Commission
October 23, 2024

OpCo multiplied by $55.5 million (the “Base Input”)), which is included in General and administrative expenses on our combined and consolidated statements of operations. As our business and assets expand, the Base Input will increase by an amount equal to 1.5% per annum of the net proceeds from all future issuances of primary equity securities by us (including in connection with acquisitions) and increased by $2.2 million during the year ended December 31, 2023 in conjunction with our Equity Issuance (as defined below). However, the Base Input will not increase from the issuance of our shares upon the redemption or exchange of OpCo Units.
We expect our ownership of OpCo will increase over time through the redemption of OpCo Units for shares of our Class A Common Stock or the issuance of additional shares of our Class A Common Stock. As this occurs, the Manager Compensation paid by us to the Manager pursuant to the formula defined in the Management Agreement, which is reflected in our consolidated statements of operations, will increase. In order to pay the Manager Compensation, we must first receive a cash distribution from OpCo, and any such cash distribution necessitates a concurrent pro rata cash distribution to the holders of our redeemable noncontrolling interests. This cash distribution to the holders of the redeemable noncontrolling interests does not represent additional Manager Compensation; rather, it represents an ordinary cash distribution to the holders of the redeemable noncontrolling interests. In certain instances in our financial statements and other disclosures, we clarify the underlying event that requires us to make such distributions, not because the distributions to the holders of redeemable noncontrolling interests are made for such purpose (e.g. Distributions to redeemable noncontrolling interests related to Class A common stock dividend, Distributions to redeemable noncontrolling interests related to Manager Compensation and Contributions from (distributions to) redeemable noncontrolling interests related to income taxes).
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General and administrative expense. General and administrative expense (“G&A”) increased $55.9 million, or 66%, in 2023 compared to 2022, driven primarily by (i) an increase in non-cash equity-based compensation expense of $44.9 million (includes additional catch up expense of $30.4 million due to change in estimate) and (ii) higher expenses under the Management Agreement. The increase in expenses attributable to the Management Agreement and our non-cash equity-based compensation expense is due to an increase in public ownership of Class A Common Stock as a result of (i) our Equity Issuance, which increased the annual Manager Compensation by $4.0 million to $28.3 million, and (ii) redemptions of our Class A Common Stock completed in the second and fourth quarters of 2023 and the second half of 2022.

U.S. Securities and Exchange Commission
October 23, 2024

We further undertake to make corresponding revisions to the disclosures and associated tables and footnotes thereto relating to adjustments made with respect to cash distributions to redeemable noncontrolling interests for our non-GAAP metrics, including to note the cumulative adjustment with respect to applicable cash distributions to redeemable noncontrolling interests. We anticipate in this regard that we will include footnote disclosure clarifying that such distributions are not “related to” management compensation, as implied by our 2023 Annual Report, but rather that such distributions merely occur as a result of the mechanism used to provide the Company with cash needed to pay the Management Fee.
As to the last paragraph of the Staff’s comment, we reiterate our explanation above that no incremental compensation is payable to the Manager and its affiliates on our behalf or by any of our consolidated subsidiaries and there are no fees related to the position of the RNCI Owners or the holders of our Class B common stock as equity holders as contemplated by SAB Topic 5:T. In addition, neither we nor our subsidiaries have entered into any additional management agreements with respect thereto. Accordingly, we do not believe that it would be appropriate under SAB Topic 5:T to reflect any such amounts as fees or expenses in our consolidated financial statements, nor that there are any additional management agreements to be filed other than the Management Agreement, which is included as Exhibit 10.3 to the 2023 Annual Report, as amended by that certain first amendment thereto, which is included as Exhibit 10.1 to our Current Report on Form 8-K, filed with the SEC on May 16, 2024.
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U.S. Securities and Exchange Commission
October 23, 2024

Please direct any questions that you have with respect to the foregoing to, or if any additional supplemental information is required by the Staff please contact, Jackson A. O’Maley of Vinson & Elkins L.L.P. at (713) 758-3374.
Very truly yours,

CRESCENT ENERGY CO

By:    /s/ Brandi Kendall
Name:    Brandi Kendall
Title:    Chief Financial Officer
Enclosures
cc:    Bo Shi, Crescent Energy Company
Jackson A. O’Maley, Vinson & Elkins L.L.P.
    Douglas E. McWilliams, Vinson & Elkins L.L.P.